FOR IMMEDIATE RELEASE

January 19, 2018

Micromem: Update

Toronto, New York, January 19, 2018: Micromem Technologies Inc. ("Micromem") ("the Company") (CSE: MRM) (OTCQB: MMTIF) announces:

-	the completion of a $153,000 USD debenture for a 12-month term, bearing an interest rate of five percent (5%) per annum compounded daily. The Company has an option to repay the debenture within the first 6 months of the 12-month term.

-	the completion of an unsecured convertible debenture by the Company's CEO totaling $150,000 CAD, bearing an interest rate of one percent (1%) per month, calculated daily, maturing in six months. At any time prior to repayment, the outstanding principal and interest of the convertible debenture may be converted, at the option of the lender, into common shares of the Company at a price per common share of $0.14 CAD.

-	the completion of an unsecured convertible debenture totaling $160,000 CAD, bearing an interest rate of one percent (1%) per month, calculated daily, maturing in six months. At any time prior to repayment, the outstanding principal and interest of the convertible debenture may be converted, at the option of the lender, into common shares of the Company at a price per common share of $0.14 CAD.

-	completion of private placements totaling $261,000 CAD at $0.11 CAD per Common Share.

All funds have been used to repay previously unsecured debentures, that have now matured to pay down outstanding accounts payable and for general working capital purposes.

In addition, the Company announces:

-	the repayment of convertible debentures totaling $250,000 CAD, plus interest, initially secured in December, 2016 and January, 2017. 64,000 shares were issued at a conversion price of $0.30 CAD, to repay the interest on one loan.

-	the repayment of a debenture totaling $50,000 CAD, plus interest, originally secured in January, 2017.

-	the convertible unsecured debentures totaling CAD$338,000, as secured in January, 2017, have been renewed with a maturity date of May 11, 2018 and a conversion price of CAD$0.14, all other terms remain unchanged.

-	1,019,924 shares have been issued at a conversion price of $0.08 USD to pay down a $100,020 debenture secured in July, 2017; $17,742 of the original debenture remains outstanding.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries.Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF
              CSE - Symbol: MRM
Shares issued: 229,646,635
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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